Exhibit 34.3

[Letterhead of PricewaterhouseCoopers LLP]
PricewaterhouseCoopers LLP One North Wacker Chicago IL 60606 Telephone (312) 298 2000 Facsimile (312) 298 2001

Report of Independent Registered Public Accounting Firm

To the Partners of Litton Loan Servicing LP:

We have examined Litton Loan Servicing LP’s (the “Company” or “Management”) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the asset-backed securities transactions, which were completed after January 1, 2006, and that were registered with the SEC pursuant to the Securities Act of 1933 or were not required to be registered (the “Platform”) described in the accompanying Report on Assessment of Compliance with Regulation AB Servicing Criteria (the “Report on Assessment of Compliance”), as of December 31, 2007 and for the year then ended (the “Period”), excluding criteria 1122(d)(1)(iii), 1122(d)(4)(i), and 1122(d)(4)(xv) which the Company has determined are not applicable to the servicing activities performed by it with respect to the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of selected asset-backed transactions and securities that comprise the Platform, testing of selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the applicable servicing criteria. Our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to detect noncompliance arising from errors that may have occurred prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with the servicing criteria set forth in Item 1122(d)(2)(vii), 1122(d)(4)(iii) and 1122(d)(4)(vi) of Regulation AB applicable to the Company during the Period. Investor bank account reconciliations included certain reconciling items that were not resolved within 90 calendar days of their original identification. Certain loan buyouts from pool assets were not made within timeframes established in the transaction agreements. Certain loans were modified during the Reporting Period that included a modified maturity date that exceeded the latest maturity date established in the transaction agreements.

In our opinion, except for the material noncompliance described in the preceding paragraph, Litton Loan Servicing LP complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2007 for the asset-backed securities transactions, which were completed after January 1, 2006, and that were registered with the SEC pursuant to the Securities Act of 1933 or were not required to be registered, in all material respects.

/s/ PricewaterhouseCoopers LLP

March 3, 2008